November 14, 2013

VIA E-MAIL AND EDGAR

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:    Gentex Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 20, 2013
File No. 000-10235

Dear Ms. Cvrkel:

This letter is being submitted on behalf of Gentex Corporation, a Michigan corporation (the "Company") in response to the comment letter from the staff of the Securities and Exchange Commission dated November 7, 2013 (the "Comment Letter"). In accordance with the instructions contained in the Comment Letter, this response letter provides the requested information.

The following response is provided in italics under the comment contained in the Comment Letter.

Report on Form 8-K Dated July 18, 2013

1.
We note from the disclosure in your report on Form 8-K that separate from the purchase agreement for the Homelink business, the Company and the seller have entered into a supply agreement whereby the Company, subsequent to the closing of the Acquisition, agrees to supply HomeLink product to the seller for incorporation into the seller’s vehicular products. With regards to this supply agreement, please tell us and explain in the notes to your financial statements how the terms of sale for products to be supplied to the seller under the terms of this agreement compare to the market rates for sales of similar products to other parties. If the terms of this supply agreement will be more favorable than those provided to other parties, please indicate whether any portion of the purchase price for the Homelink business will be allocated to this supply agreement.

Ms. Linda Cvrkel
November 14, 2013

Response:

With regard to the referenced supply agreement, such agreement is of the type the Company enters into in the ordinary course of business and contains customary terms and conditions which are consistent with market terms and rates for sales of similar products to other parties. Due to the nature of this supply agreement and the fact that the terms are at arms-length, no portion of the purchase price for the HomeLink business has been allocated to said supply agreement. The Company has also disclosed this in the notes of the financial statements on Form 10-Q which was filed on November 12, 2013.

This letter has been submitted in electronic form, under the label "corresp" with a copy to the staff, within ten (10) business days of the Company's receipt of the Comment Letter (which occurred November 7, 2013). In addition, the Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing is sufficiently responsive to your comments and demonstrates that there is no need to revise any existing disclosure. Please contact me by telephone at 616-772-1590 x 4341, by fax at 616-772-7348, or by e-mail at steve.downing@gentex.com with any questions or comments you may have. Thank you.

Sincerely,

/s/Steven R. Downing
Steven R. Downing
Vice President-Finance and Treasurer

c:    Mr. Fred Bauer
Chairman and Chief Executive Officer